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Exhibit 99.1

APPENDIX "A"

ARRANGEMENT AGREEMENT

      THIS ARRANGEMENT AGREEMENT is made as of the 22nd day of October, 2010

AMONG:

    ENERPLUS RESOURCES FUND, an unincorporated trust formed under the laws of the Province of Alberta (the "Fund")

     – and –

    ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP, a limited partnership formed under the laws of the Province of Alberta ("EELP")

     – and –

    ENERMARK INC., a body corporate amalgamated under the laws of the Province of Alberta ("EnerMark")

     – and –

    ENERPLUS CORPORATION, a body corporate incorporated under the laws of the Province of Alberta ("Newco")

WHEREAS:

(a)
the parties hereto wish to propose an arrangement with the holders of trust units of the Fund and Class B limited partnership units of EELP and with certain other direct and indirect subsidiaries of the Fund;

(b)
the parties hereto intend to carry out, and cause to be carried out, the transactions contemplated herein by way of an arrangement under the Business Corporations Act (Alberta); and

(c)
the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

      In this Agreement, the following terms have the following meanings:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including Exhibit "A" hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"Arrangement" means the proposed arrangement under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

"Arrangement Resolution" means the extraordinary resolution of the Unitholders approving the Arrangement;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"Common Shares" means the common shares in the capital of Newco;

"Court" means the Court of Queen's Bench of Alberta;

"EELP" means Enerplus Exchangeable Limited Partnership, a limited partnership established under the laws of Alberta and a subsidiary of the Fund;

"EELP Unitholders" means the holders of EELP Units;

"EELP Units" means the Class B limited partnership units of EELP, which are exchangeable for no additional consideration into Trust Units on the basis of 0.425 of a Trust Unit for each EELP Unit;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Effective Time" means 12:01 a.m. (Calgary time), or such other time as may be agreed to by the Fund, EELP, EnerMark and Newco, on the Effective Date;

"EnerMark Board" means the board of directors of EnerMark as constituted from time to time;

"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Fund Entities" means, together, the Fund, EELP, EnerMark and Newco;

"Information Circular" means the information circular and proxy statement to be prepared by the Fund and forwarded as part of the proxy solicitation materials to Unitholders in respect of the Meeting;

"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Meeting" means the special meeting of Unitholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

"Person" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"Plan of Arrangement" means the plan of arrangement attached hereto as Exhibit "A", as amended or supplemented from time to time in accordance with the terms thereof;

"Registrar" means the Registrar appointed under Section 263 of the ABCA;

"Stock Option Plan" means the stock option plan of Newco proposed to be adopted by Newco, subject to receipt of Unitholder approval, following the Effective Time.

"Stock Options" means options to acquire Common Shares which may be granted pursuant to the Stock Option Plan following the Effective Time;

"subsidiary" has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions, as in force on the date hereof;

"Trust Indenture" means the amended and restated trust indenture dated May 30, 2008 among EnerMark, Enerplus Resources Corporation and the Trustee, as may be amended, supplemented or restated from time to time, pursuant to which the Fund was created;

"Trust Unitholders" means the holders of Trust Units;

"Trust Units" means the trust units of the Fund;

"Trustee" means Computershare Trust Company of Canada, in its capacity as trustee of the Fund under the Trust Indenture;

"TSX" means the Toronto Stock Exchange;

"TURIP" means (i) prior to the Effective Time, the Fund's Trust Unit Rights Incentive Plan effective June 21, 2001, as amended and restated effective May 9, 2008, pursuant to which rights to acquire Trust Units may be granted, and (ii) following the Effective Time, the Rights Incentive Plan of Newco pursuant to which rights to acquire Common Shares may be granted;

"TURIP Rights" means, prior to the Effective Time, rights to acquire Trust Units and, following the Effective Time, options to acquire Common Shares, in each case pursuant to the TURIP; and

"Unitholders" means, collectively, Trust Unitholders and EELP Unitholders.

1.2 Currency

      All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

      The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article and Section References

      Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and exhibits are to articles, sections and exhibits of this Agreement.

1.5 Extended Meanings

      Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6 Date for any Action

      In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 Entire Agreement

      This Agreement, together with Exhibit "A" attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.8 Governing Law

      This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

1.9 Exhibit

      Exhibit "A" annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement

      As soon as reasonably practicable, the Fund Entities shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

  (a)
  forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

  (b)
  subject to obtaining all necessary approvals of the Unitholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order;

  (c)
  structure the Arrangement such that the issuance of the Common Shares under the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended; and

  (d)
  subject to fulfillment of the conditions set forth herein, and subject to Section 2.2, deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order and at the times set out therein without any act or formality.

2.2 Filing of Articles of Arrangement

      Subject to the prior satisfaction or waiver of all conditions set forth herein, the Fund Entities intend to file the Articles of Arrangement on January 1, 2011 or on such other date as the EnerMark Board determines is in the best interest of the Fund, EELP and the Unitholders.

2.3 Effective Date

      The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3

COVENANTS

3.1 Covenants of the Fund Entities

      Each of the parties covenants and agrees that it will:

  (a)
  take, and cause its subsidiaries to take, all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

  (b)
  use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments or agreements and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

  (c)
  solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, applicable corporate and securities laws and the Trust Indenture and file and distribute the same to the Unitholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

  (d)
  in the case of the Fund, convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

  (e)
  use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

  (f)
  subject to the approval of the Arrangement Resolution by the Unitholders, as required by the Interim Order, submit the Arrangement to the Court and apply for the Final Order;

  (g)
  carry out the terms of the Final Order to the extent applicable to it;

  (h)
  upon issuance of the Final Order and subject to Section 2.2 and to the conditions precedent in Article 4, proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

  (i)
  in the case of Newco, reserve and authorize for issuance the Common Shares issuable pursuant to the Arrangement; and

  (j)
  in the case of Newco, prior to the Effective Date, make application to list the (i) Common Shares issuable pursuant to the Arrangement; and (ii) Common Shares issuable, following the Effective Time, on exercise of the TURIP Rights and the Stock Options on the TSX and the NYSE.

3.2 Amendments to the Trust Indenture and EELP Agreement

      The parties hereto agree that pursuant to the Arrangement, in addition to any specific amendments contemplated hereby, the Trust Indenture and the limited partnership agreement for EELP, if necessary, shall be further amended in a manner satisfactory to the Fund Entities, in each case acting reasonably, if and as necessary to facilitate and implement the Arrangement.

ARTICLE 4

CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

      The respective obligations of the Fund Entities to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

  (a)
  the Interim Order shall have been granted in form and substance satisfactory to the Fund Entities, acting reasonably, not later than November 9, 2010 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

  (b)
  the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Unitholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

  (c)
  the Final Order shall have been granted in form and substance satisfactory to the Fund Entities, acting reasonably, not later than December 31, 2010 or such later date as the parties hereto may agree;

  (d)
  the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Fund Entities, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(10) of the ABCA;

  (e)
  no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

  (i)
  makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

  (ii)
  results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

  (f)
  all necessary material third party and regulatory consents, exemptions, approvals and authorizations with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, any required consents and approvals from EnerMark's principal lenders and noteholders such that no default occurs or accelerated repayment of indebtedness is required as a result of the Arrangement under EnerMark's bank credit facility or senior secured notes;

  (g)
  each of the covenants, acts and undertakings of the Fund Entities to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

  (h)
  the EnerMark Board on behalf of EnerMark, and in its capacity as administrator of the Fund and general partner of EELP, shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Fund, EELP and the Unitholders; and

  (i)
  the TSX and the NYSE shall have conditionally approved the listing or the substitutional listing of the: (i) Common Shares to be issued pursuant to the

    Arrangement; and (ii) Common Shares issuable following the Effective Time on exercise of the TURIP Rights and the Stock Options, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

4.2 Notice and Effect of Failure to Comply with Conditions

      If any of the conditions precedent set forth in Section 4.1 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants or other matters which the party delivering such notice is asserting as the basis for the non fulfillment of the applicable condition precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

4.3 Satisfaction of Conditions

      The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 5

NOTICES

5.1 Notices

      All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or delivered by facsimile or electronic transmission.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendments

      This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment that changes the consideration to be received by the Unitholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court. The Plan of Arrangement may be amended in accordance with Article 5 thereof.

6.2 Termination

      This Agreement shall be terminated in each of the following circumstances:

  (a)
  the mutual agreement of the parties;

  (b)
  the Arrangement shall not have become effective on or before January 1, 2011 (or such other date as may be agreed to by the parties hereto); and

  (c)
  termination of this Agreement under Article 4 hereof.

ARTICLE 7

GENERAL

7.1 Binding Effect

      This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 No Assignment

      No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

7.3 Exclusivity

      None of the covenants of the Fund, EELP or EnerMark contained herein shall prevent the EnerMark Board from responding on behalf of the Fund, EELP and EnerMark as required by law to any submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to the Fund's and EELP's securityholders with respect thereto which in the judgment of the EnerMark Board, acting upon the advice of outside counsel, is required under applicable law.

7.4 Equitable Remedies

      All representations, warranties and covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.5 Severability

      If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

  (a)
  the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

  (b)
  the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6 Further Assurances

      Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.7 Time of Essence

      Time shall be of the essence.

7.8 Liability of the Fund

      The parties hereto acknowledge that, with respect to the obligations of the Fund under this Agreement, EnerMark is entering into this Agreement solely in its capacity as agent on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustee, EnerMark or any of the Trust Unitholders or any annuitant under a plan of which a Trust Unitholder is a trustee or carrier (an "annuitant") and that any recourse against the Fund, the Trustee, EnerMark or any Trust Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the Trust Indenture).

7.9 Counterparts

      This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

      IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

ENERPLUS RESOURCES FUND, by its administrator, EnerMark Inc.
Per:	"Gordon J. Kerr"
Name: Gordon J. Kerr Title: President & Chief Executive Officer
ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP, by its General Partner, EnerMark Inc.
Per:	"Gordon J. Kerr"
Name: Gordon J. Kerr Title: President & Chief Executive Officer
ENERMARK INC.
Per:	"Gordon J. Kerr"
Name: Gordon J. Kerr Title: President & Chief Executive Officer
ENERPLUS CORPORATION
Per:	"Gordon J. Kerr"
Name: Gordon J. Kerr Title: President & Chief Executive Officer

EXHIBIT "A"
Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1
In this Plan of Arrangement, the following terms have the following meanings:

(a)
"ABCA" means the Business Corporations Act (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)
"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular section or other portion hereof;

(c)
"Arrangement Agreement" means the agreement dated as of October 22, 2010 among the Fund, EELP, EnerMark and Newco with respect to the Arrangement, and all amendments thereto;

(d)
"Arrangement Parties" means the Fund, EELP, EnerMark, Newco, ECT, ECT Trustco, EH II, ELP Finance, ELP II, EMI, EnerMark Holdco, Enerplus FET Trust, EOG, ERC and Finance GP;

(e)
"Arrangement Resolution" means the extraordinary resolution of the Unitholders to approve the Arrangement substantially in the form included in the Information Circular, to be voted on at the Meeting;

(f)
"Articles of Arrangement" means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(g)
"Certificate" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(h)
"Common Shares" mean the common shares in the capital of Newco;

(i)
"Court" means the Court of Queen's Bench of Alberta;

(j)
"Depositary" means Computershare Investor Services Inc. or such other trust company as may be designated by the Fund and Newco;

(k)
"ECT" means Enerplus Commercial Trust, a trust established under the laws of the Province of Alberta and a subsidiary of the Fund;

(l)
"ECT Trustco" means Enerplus ECT Resources Ltd., a corporation organized under the ABCA, the trustee of ECT and a subsidiary of the Fund;

(m)
"EELP" means Enerplus Exchangeable Limited Partnership, a limited partnership established under the laws of the Province of Alberta and a subsidiary of the Fund;

(n)
"EELP LP Agreement" means the amended and restated limited partnership agreement dated February 13, 2008, as amended December 22, 2008, between EnerMark and Focus Commercial Trust, as may be amended, supplemented or restated from time to time, pursuant to which EELP was created;

(o)
"EELP Unitholders" means the holders of EELP Units;

(p)
"EELP Units" means the Class B limited partnership units of EELP, which are exchangeable for no additional consideration into Trust Units on the basis of 0.425 of a Trust Unit for each EELP Unit;

(q)
"Effective Date" means the date the Arrangement is effective under the ABCA;

(r)
"Effective Time" means 12:01 a.m. (Calgary time), or such other time as may be agreed to by the Fund, EELP, EnerMark and Newco, on the Effective Date;

(s)
"EH II" means Enerplus Holdings II Ltd., a corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(t)
"ELP Finance" means Enerplus Finance Limited Partnership, a limited partnership established under the laws of the Province of Alberta and a subsidiary of the Fund;

(u)
"ELP II" means Enerplus Limited Partnership II, a limited partnership established under the laws of the Province of Alberta and a subsidiary of the Fund;

(v)
"EMI" means EnerMark Management Inc., a corporation organized under the laws of the Province of Alberta and subsidiary of the Fund;

(w)
"EnerMark" means EnerMark Inc., a corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(x)
"EnerMark Holdco" means 1239351 Alberta ULC, an unlimited liability corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(y)
"EnerMark Grid Note" means the unsecured, subordinated promissory note issued by EnerMark to Finance GP;

(z)
"Enerplus FET Trust" means Enerplus FET Trust, a trust established under the laws of the Province of Alberta and a subsidiary of the Fund;

(aa)
"EOG" means Enerplus Oil & Gas Ltd., a corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(bb)
"ERC" means Enerplus Resources Corporation, a corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(cc)
"ERC Royalty Indenture" means the amended and restated royalty indenture dated May 30, 2008 between ERC and Computershare Trust Company of Canada, providing for the creation and issuance of the ERC Royalty Units;

(dd)
"ERC Royalty Units" means the royalty units of ERC issued pursuant to the ERC Royalty Indenture, all of which are held by the Fund;

(ee)
"ERC/EELP Note" means a demand, non-interest bearing promissory note to be issued by ERC to EELP as consideration for ERC's purchase of the 383 Note and 664 Note, in a principal amount equal to the aggregate fair market value of the 383 Note and 664 Note;

(ff)
"ERC/ELP Note" means a demand, non-interest bearing promissory note to be issued by ERC to ELP Finance as consideration for ERC's purchase of the EnerMark Grid Note, in a principal amount equal to the fair market value of the EnerMark Grid Note;

(gg)
"Final Order" means the final order of the Court approving this Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(hh)
"Finance GP" means 1239337 Alberta ULC, an unlimited liability corporation organized under the laws of the Province of Alberta, the general partner of ELP Finance and a subsidiary of the Fund;

(ii)
"Fund" means Enerplus Resources Fund, an unincorporated trust established under the laws of the Province of Alberta;

(jj)
"Fund DRIP" means the Fund's Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan;

(kk)
"Fund URP" means the unitholder rights plan of the Fund created pursuant to an Amended and Restated Unitholder Rights Plan Agreement between the Fund and Computershare Trust Company of Canada dated as of May 9, 2008;

(ll)
"Fund URP Rights" means the rights to acquire Trust Units under the Fund URP;

(mm)
"Fund/EH II Note" means a demand, non-interest bearing promissory note to be issued by the Fund to EH II as consideration for the Fund's purchase of all units of ECT owned by EH II, in a principal amount equal to the fair market value of such ECT units;

(nn)
"Information Circular" means the information circular and proxy statement to be prepared by the Fund and EELP and forwarded as part of the proxy solicitation materials to Unitholders in respect of the Meeting;

(oo)
"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and direction with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(pp)
"Letter of Transmittal" means the applicable form of letter of transmittal pursuant to which a registered Unitholder is required to deliver certificates representing Trust Units or EELP Units, as applicable, in order to receive a certificate for the Common Shares issued to the Unitholders pursuant to the Arrangement;

(qq)
"Meeting" means the special meeting of Unitholders to be held to consider, among other things, the Arrangement and other related matters, and any adjournment thereof;

(rr)
"Newco" means Enerplus Corporation, a corporation organized under the laws of the Province of Alberta (and includes, after the amalgamation contemplated in subsection 3.1(k) of this Plan of Arrangement, Newco Amalco);

(ss)
"Newco Amalco" means the corporation to be known as "Enerplus Corporation" resulting from the amalgamation under the ABCA of Newco, Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco as contemplated in subsection 3.1(k) of this Plan of Arrangement;

(tt)
"Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with Section 6.1 of the Arrangement Agreement and Article 5 hereof;

(uu)
"Registrar" means the Registrar appointed under Section 263 of the ABCA;

(vv)
"Special Voting Right" means the special voting right issued by the Fund to Computershare Trust Company of Canada, as voting and exchange trustee on behalf of the EELP Unitholders, entitling such holders to vote, consent to or otherwise act at a meeting of the Trust Unitholders;

(ww)
"subsidiary" has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions, as in force on the date hereof;

(xx)
"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

(yy)
"Trust Indenture" means the amended and restated trust indenture dated May 30, 2008 among EnerMark, ERC and the Trustee, as may be amended, supplemented or restated from time to time, pursuant to which the Fund was created;

(zz)
"Trust Unitholders" means the holders of Trust Units;

(aaa)
"Trust Units" means the trust units of the Fund;

(bbb)
"Trustee" means Computershare Trust Company of Canada, in its capacity as trustee of the Fund under the Trust Indenture;

(ccc)
"TURIP" means (i) prior to the Effective Time, the Fund's Trust Unit Rights Incentive Plan dated effective June 21, 2001 (as amended and restated effective May 9, 2008) pursuant to which rights to acquire Trust Units may be granted, and (ii) following the Effective Time, the Rights Incentive Plan of Newco pursuant to which rights to acquire Common Shares may be granted;

(ddd)
"TURIP Rights" means, prior to the Effective Time, rights to acquire Trust Units and, following the Effective Time, rights to acquire Common Shares, in each case pursuant to the TURIP;

(eee)
"Unitholders" means, collectively, the Trust Unitholders and EELP Unitholders;

(fff)
"383 Note" means a promissory note with a principal amount of $383,077,711 (as may be adjusted) issued by EnerMark (as successor by amalgamation to FET Energy Ltd.) to EELP; and

(ggg)
"664 Note" means a promissory note with a principal amount of $663,766,435 (as may be adjusted) issued by EnerMark (as successor by amalgamation to FET Energy Ltd.) to EELP.

1.2
The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3
Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4
Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, government, regulatory authority, syndicate or other entity, whether or not having legal status.

1.5
References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.6
If, for the purposes of Section 4.2 hereof, any date on which any action is required to be taken hereunder by any of the parties is not a Business Day (as defined below) in the place where the action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day in such place (and for the purposes hereof the definition of "Business Day" shall refer to a day, other than a Saturday or Sunday, when the banks in such place are generally open for business).

1.7
Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2

PURPOSE AND EFFECT OF THE ARRANGEMENT AND ARRANGEMENT AGREEMENT

2.1
The following is intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of the Arrangement:

      The purpose of the Arrangement is to effect a reorganization and restructuring of the Fund in a manner that provides consistent and equitable treatment among the Unitholders and maintains the business and goodwill of the Fund as a publicly listed going concern through the continuing entity, Newco Amalco. The reorganization will, among other things, result in the Unitholders becoming holders of Common Shares.

2.2
The Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.3
This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) the Unitholders; (ii) the Fund; (iii) EELP; (iv) EnerMark; (v) Newco; and (vi) all other Arrangement Parties.

2.4
The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the

  Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3

ARRANGEMENT

3.1
Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

    Termination of Fund URP

    (a)
    The Fund URP shall terminate and cease to have any further force or effect and the Fund URP Rights shall be cancelled;

    Amendments to the Trust Indenture, EELP LP Agreement and Other Constating Documents

    (b)
    the Trust Indenture, the EELP LP Agreement and the other constating documents of the Arrangement Parties, EELP LP Agreement shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein;

    Exchange of Trust Units for Common Shares

    (c)
    each outstanding Trust Unit held by Trust Unitholders shall, without any further action on behalf of such Trust Unitholders, be transferred to Newco (free and clear of all liens, claims and encumbrances) in exchange for one (1) Common Share;

    (d)
    upon issuance of the Common Shares in accordance with Section 3.1(c), there shall be added to the stated capital account maintained for the Common Shares an amount determined by the board of directors of Newco in accordance with subsection 28(3) of the ABCA;

    Exchange of EELP Units for Common Shares

    (e)
    each outstanding EELP Unit held by EELP Unitholders shall, without any further action on behalf of such EELP Unitholders, be transferred to Newco (free and clear of all liens, claims and encumbrances) in exchange for 0.425 of a Common Share, subject to the rounding provisions of this Plan of Arrangement;

    (f)
    upon issuance of the Common Shares in accordance with Section 3.1(e), there shall be added to the stated capital account maintained for the Common Shares an amount determined by the board of directors of Newco in accordance with subsection 28(3) of the ABCA;

    Cancellation of Initial Common Share

    (g)
    the one (1) Common Share issued to the Fund in connection with the incorporation of Newco shall be purchased for cancellation by Newco for consideration of $10, and such Common Share shall be cancelled;

    Adjustment to TURIP Rights

    (h)
    in accordance with the terms of the TURIP, each outstanding TURIP Right shall be adjusted to provide that each TURIP Right shall, following the Effective Time, entitle the holder thereof to purchase an equivalent number of Common Shares in lieu of Trust Units on the same basis, terms and conditions and at the same price as such TURIP Right was exercisable for Trust Units prior to the Effective Time (subject to subsequent adjustment for the payment of dividends as provided in the TURIP) and, following the Effective Time, there shall be deemed to be reserved and allotted for issuance a sufficient number of Common Shares to be issued upon due and proper exercise of such TURIP Rights following the Effective Time, and the TURIP shall be amended and restated to provided for the foregoing;

    Assignment and Amendment and Restatement of the Fund DRIP

    (i)
    the Fund DRIP and all related documents shall be assigned by the Fund to Newco, and the Fund DRIP shall be amended and restated (including to delete the optional trust unit purchase component of the Fund DRIP) by Newco such that eligible Canadian-resident holders of Common Shares who are properly enrolled in such plan may participate in the Fund DRIP, as amended and restated, with respect to any cash dividends paid by Newco on the Common Shares;

    Enerplus Reorganization and Dissolution of Certain Arrangement Parties

    (j)
    the Fund and certain of its subsidiaries shall be reorganized as follows:

      ERC Acquisition of Notes

      (i)
      ERC shall purchase the 383 Note and the 664 Note from EELP and ERC shall issue to EELP the ERC/EELP Note in satisfaction of the purchase price;

      (ii)
      ERC shall purchase the EnerMark Grid Note from ELP Finance and ERC shall issue to ELP Finance the ERC/ELP Note in satisfaction of the purchase price;

      EnerMark Acquisition of ECT Assets

      (iii)
      ECT shall transfer all of its assets to EnerMark and EnerMark shall issue to ECT one (1) Series 2 Preferred Share in the capital of EnerMark, with a redemption amount equal to the aggregate fair market value of the transferred assets, in satisfaction of the purchase price;

      Dissolution of ELP II

      (iv)
      all of ELP II's assets shall be transferred and distributed to the Fund and EH II (the partners of ELP II), and the Fund and EH II shall assume all of the liabilities of ELP II, in each case in accordance with the respective partnership interests of the Fund and EH II, and ELP II shall be dissolved and terminated and shall thereafter cease to exist;

      Dissolution of ECT

      (v)
      ECT shall be dissolved in accordance with the following:

        (A)
        EH II shall sell all units of ECT owned by EH II to the Fund and the Fund shall issue to EH II the Fund/EH II Note in satisfaction of the purchase price;

        (B)
        all of ECT's assets shall be transferred and distributed to the Fund and the Fund shall assume all of the liabilities of ECT, all ECT units shall be cancelled and ECT shall be dissolved and terminated and shall thereafter cease to exist;

      Dissolution of Enerplus FET Trust

      (vi)
      all of Enerplus FET Trust's assets shall be transferred and distributed to the Fund and the Fund shall assume all of the liabilities of Enerplus FET Trust, all Enerplus FET Trust units shall be cancelled and Enerplus FET Trust shall be dissolved and terminated and shall thereafter cease to exist;

      Dissolution of the Fund

      (vii)
      all of the Fund's assets shall be transferred and distributed to Newco and Newco shall assume all of the liabilities of the Fund, all Trust Units and the Special Voting Right shall be cancelled and the Fund shall be dissolved and terminated and shall thereafter cease to exist; and

      Dissolution of ELP Finance

      (viii)
      all of ELP Finance's assets shall be transferred and distributed to Newco and Finance GP (the partners of ELP Finance), and Newco and Finance GP shall assume all of the liabilities of ELP Finance, in each case in accordance with the respective partnership interests of Newco and Finance GP, and ELP Finance shall be dissolved and terminated and shall thereafter cease to exist;

    Amalgamation of Newco, Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco to form Newco Amalco

    (k)
    Newco, Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco shall be amalgamated and continued as one corporation, Newco Amalco, in accordance with the following:

    (i)
    the stated capital account of each class of shares of Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation and without any payment or distribution to their respective shareholders;

    (ii)
    the Articles of Amalgamation for Newco Amalco shall be the same as the articles of Newco, including that the name of Newco Amalco shall be "Enerplus Corporation";

    (iii)
    the Articles of Amalgamation of Newco Amalco shall be deemed to be the Articles of Incorporation of Newco Amalco and the Certificate of Amalgamation of Newco Amalco shall be deemed to be the Certificate of Incorporation of Newco Amalco;

    (iv)
    each Common Share shall not be cancelled or converted and no securities shall be issued by Newco Amalco such that the Common Shares become the common shares in the capital of Newco Amalco;

    (v)
    the shares of Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco shall be cancelled without any repayment of capital;

    (vi)
    the property of each amalgamating corporation (other than shares or other securities of an amalgamating corporation held by another amalgamating corporation and an amount receivable by an amalgamating corporation from another amalgamating corporation, all of which shall be cancelled) shall continue to be the property of Newco Amalco;

    (vii)
    Newco Amalco shall continue to be liable for the obligations of each of the amalgamating corporations (other than an amount owing by an amalgamating corporation to another amalgamating corporation, which shall be cancelled);

    (viii)
    any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

    (ix)
    any civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Newco Amalco;

    (x)
    a conviction against, or ruling, order or judgement in favour of or against, an amalgamating corporation may be enforced by or against Newco Amalco;

    (xi)
    the by-laws of Newco Amalco shall be the by-laws of Newco in effect immediately prior to the Effective Date;

    (xii)
    the first directors of Newco Amalco, who shall hold office until the next annual meeting of shareholders of Newco Amalco or until their successors are elected or appointed, shall be the directors of EnerMark (the administrator of the Fund) immediately prior to the Effective Time, currently being the persons whose names and jurisdictions of residence appear below:

Name	Jurisdiction of Residence
Edwin V. Dodge	Vancouver, B.C., Canada
Robert B. Hodgins	Calgary, Alberta, Canada
Gordon J. Kerr	Calgary, Alberta, Canada
Douglas R. Martin	Calgary, Alberta, Canada
David P. O'Brien	Calgary, Alberta, Canada
Elliott Pew	Boerne, Texas, U.S.A.
Glen D. Roane	Canmore, Alberta, Canada
W.C. (Mike) Seth	Calgary, Alberta, Canada
Donald T. West	Calgary, Alberta, Canada
Harry B. Wheeler	Calgary, Alberta, Canada
Clayton H. Woitas	Calgary, Alberta, Canada
Robert L. Zorich	Houston, Texas, U.S.A.
      (xiii)
      the initial officers of Newco Amalco shall be the officers of EnerMark (the administrator of the Fund) immediately prior to the Effective Time;

      (xiv)
      the registered office of Newco Amalco shall be the registered office of Newco immediately prior to the Effective Date, which shall be Suite 3000, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1; and

      (xv)
      the initial auditors of Newco Amalco will be Deloitte & Touche LLP, who shall continue in office until the close of business of the first annual meeting of the Shareholders of Newco Amalco, and the directors of Newco Amalco are authorized to fix the remuneration of such auditors;

    Termination of ERC Royalty Units and ERC Royalty Indenture

    (l)
    all outstanding ERC Royalty Units shall be cancelled and the ERC Royalty Indenture shall be terminated and cease to be of any force and effect; and

    Elimination of Consolidated Accounting Deficit

    (m)
    for accounting purposes, the consolidated share capital of Newco Amalco shall be reduced, without payment or reduction to its stated capital, by the consolidated accounting deficit.

3.2
The Arrangement Parties shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

3.3
A former holder of EELP Units who disposes of EELP Units to Newco pursuant to the Arrangement shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act or, if the holder is a partnership, subsection 85(2) of the Tax Act (and in each case, where applicable, the analogous provisions of provincial or territorial income tax laws) with respect to the transfer of such holder's EELP Units to Newco by (i) checking the box (or, in the case of a non-registered former holder of EELP Units, instructing the broker, investment dealer, financial institution or other nominee through which the EELP Units are held (the "Nominee") to check the box) under the heading "Indicate if a Joint Tax Election is Desired" in the Letter of Transmittal provided to registered EELP Unitholders and returning a duly completed and signed Letter of Transmittal to the Depositary on or prior to February 28, 2011, following which Newco will provide the EELP Unitholder (or its Nominee) with the necessary prescribed federal election forms, and (ii) providing two signed copies of such necessary prescribed election forms to Newco on or before April 30, 2011, duly completed with the details of the number of EELP Units transferred and the applicable agreed amount or amounts for the purposes of such elections. Thereafter, the forms will be signed by Newco and filed by

  Newco with the Canada Revenue Agency (or the applicable provincial or territorial taxing authority). Newco will not be responsible for (i) an EELP Unitholder or its Nominee failing to check the above-described box and/or failing to return a duly completed and signed Letter of Transmittal to the Depositary on or before February 28, 2011, (ii) an EELP Unitholder failing to provide to Newco two signed copies of the necessary prescribed election forms, duly completed, on or before April 30, 2011, (iii) the proper completion of any election form or any election form failing to comply with the provisions of the Tax Act (or any applicable provincial or territorial income tax laws), or (iv) any taxes, interest, penalties or any other costs or damages resulting from the foregoing, including the failure by an EELP Unitholder to properly complete the election forms or to provide such forms in the form and manner prescribed by the Tax Act (or any applicable provincial or territorial income tax laws). In its sole discretion, Newco may choose to provide an EELP Unitholder (or its Nominee) with the necessary prescribed federal election forms if a duly completed Letter of Transmittal, with the above-described box checked, is received by the Depositary after February 28, 2011, or to sign and file with the Canada Revenue Agency election forms received by it after April 30, 2011, but in either case Newco will have no obligation to do so.

ARTICLE 4

OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1
From and after the Effective Time, certificates formerly representing Trust Units and EELP Units that were exchanged pursuant to Section 3.1 shall represent only the right to receive the Common Shares to which holders are entitled under Article 3 of the Arrangement (including the certificates representing such Common Shares) and dividends or distributions with respect thereto.

4.2
Newco Amalco shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Trust Units or EELP Units, as applicable, of a duly executed Letter of Transmittal and the certificates representing such Trust Units or EELP Units, as applicable, together with such other documents and instruments as the Depository may reasonably require, either:

  (a)
  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

  (b)
  if requested by such former holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such former holder;

    certificates or other evidence of ownership (including, without limitation, a "Direct Registration Advice"), representing the number of Common Shares to be delivered to such former holders under the Arrangement.

4.3
If any certificate which immediately prior to the Effective Time represented an interest in outstanding Trust Units or EELP Units that were exchanged pursuant to Section 3.1 hereof has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration may be required to, as a condition precedent to the receipt thereof, give a bond to Newco Amalco and its transfer agent, which bond is in form and substance satisfactory to Newco Amalco and its transfer agent, acting reasonably, or shall otherwise indemnify Newco Amalco and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4
No certificates representing a fractional Common Share shall be issued under this Plan of Arrangement. In lieu of any fractional Common Share, each registered holder of Trust

  Units or EELP Units otherwise entitled to a fractional interest in a Common Share, shall receive the nearest whole number of Common Shares (with fractions equal to exactly 0.5 being rounded up).

4.5
References in this Article 4 to certificates representing Trust Units or EELP Units shall be deemed to include certificates representing securities of predecessor entities of the Fund and EELP, as applicable, which have not been exchanged for certificates representing Trust Units or EELP Units, as applicable.

ARTICLE 5

AMENDMENTS

5.1
The Fund, EELP, EnerMark and Newco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (a) set out in writing; (b) filed with the Court and, if made following the Meeting, approved by the Court; and (c) communicated to the Unitholders if and as required by the Court.

5.2
Other than as may be required under the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Fund, EELP, EnerMark or Newco at any time prior to or at the Meeting (provided that all such parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

5.3
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of the Fund, EELP, EnerMark and Newco.

5.4
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by Newco Amalco provided that it is not adverse to the financial or economic interests of any former holder of Trust Units or EELP Units.

ARTICLE 6

WITHHOLDINGS

6.1
Newco Amalco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable under this Plan of Arrangement to any Unitholder such amounts as Newco Amalco or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Unitholders in respect of which such deduction and withholding was made; provided that, such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 7

FURTHER ASSURANCES

7.1
Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Arrangement Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein. The Fund, EELP, EnerMark and Newco may agree not to implement this Plan of Arrangement, notwithstanding the passing of the Arrangement Resolution approving the Arrangement by the Unitholders and the receipt of the Final Order.

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  Exhibit 99.1